Pang Zhang-Whitaker	28 Liberty Street, 41st Floor
Partner	New York, NY 10005
zhang@clm.com	D / 212-238-8844

December 10, 2024

Al Pavot

Terence O’Brien

Juan Grana

Katherine Bagley

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pinnacle Food Group Limited

Draft Registration Statement on Form F-1
Submitted on August 23, 2024
CIK No. 0002032755

Dear Ladies and Gentlemen:

On behalf of Pinnacle Food Group Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 19, 2024 and the Staff’s comments by phone dated September 23, 2024 on the Company’s Draft Registration Statement on Form F-1 confidentially submitted on August 23, 2024, (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

Draft Registration Statement on Form F-1 submitted August 23, 2024

Cover Page

1.	We note that your issued and outstanding share capital consists of both Class A common shares and Class B common shares, with each holder of your Class A common shares entitled to one vote per share and each holder of your Class B common shares entitled to five votes per share. Please revise your cover page to briefly discuss the risks to investors stemming from holders of your Class B common shares being entitled to more votes per share, including your Class B shareholders having control over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including your memorandum and articles of association, and significant corporate transactions. Please also include a cross reference to your risk factor disclosure on page 28.

We have revised the disclosure in the Revised Draft Registration Statement on the Prospectus Cover in response to the Staff’s comments.

2.	We note your disclosure on page 69 that Jin Yang Zhao currently controls approximately 60% of your voting power. We also note your disclosure that Li Xia Du controls approximately 17% of your voting power. Please revise to discuss whether you expect to be a controlled company under the listing standards of Nasdaq following the offering. Please also briefly discuss the exemptions available to controlled companies, disclose whether you intend to rely on any such exemptions, and include appropriate risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, that you may elect not to comply with certain corporate governance requirements.

We have revised the disclosure in the Revised Draft Registration Statement on the Prospectus Cover Page and page 29 in response to the Staff’s comments.

3.	Please revise to disclose Ms. Zhao’ s current share ownership and voting power percentage in the company, and her expected share ownership and voting power percentage following the offering. Please also disclose, both on the cover page and in your principal shareholder disclosure on page 69, the relationship between Li Xia Du and Jin Yang Zhao.

We have revised the disclosure in the Revised Draft Registration Statement on the Prospectus Cover Page, pages 29 and 77 in response to the Staff’s comments.

4.	Please revise your cover page and prospectus summary to disclose, as you do on page 88, that in connection with this offering, you have agreed to issue Representative’s Warrants to the Representative, and that you intend to register the warrants and underlying Class A common shares on this registration statement. Your disclosure should briefly describe the terms of the warrants.

We have revised the disclosure in the Revised Draft Registration Statement on the Prospectus Cover Page, pages 11 and 96 in response to the Staff’s comments.

Prospectus Summary, page 1

5.	We note your disclosure that you currently sell hydroponic growing systems and technical support services to individual households and community groups and are developing a hydroponic growing system for urban farms. Please revise to discuss, both here and in MD&A, where your products and services are currently sold and offered. Refer to Item 4.B.2. of Form 20-F. Please also briefly discuss the types of community groups and urban farms that you are targeting as customers and your intended timing for the development of your hydroponic growing system for urban farms. In this regard, we note your disclosure that you intend to provide such equipment and services to urban farms in the “near future” and to smart greenhouses and large-scale farming systems “at a later date.”

We have revised the disclosure in the Revised Draft Registration Statement on pages 1, 2, 3, 47, 49, 58, 61, 62 and 63 in response to the Staff’s comments.

6.	We note your disclosure that your core technology is based on real-time, remote data monitoring using sensors that you have selected. Please revise to clarify whether these sensors are provided by a third party, and if so, please clarify whether these sensors are custom-made for your products. We also note your disclosure on page 2 that you use “big data structures and machine learning training models developed for [you] by third parties to provide customers with data models to help them better manage vegetable planting.” Please revise your disclosures throughout to clarify that the data intelligence you provide to users of your hydroponic growing systems is based on “big data structures” and “machine learning training models” developed by a third party, and further explain how you utilize these structures and models and to what degree you modify or customize these structures and models when analyzing your customers’ data and providing recommendations regarding their vegetables through your mobile applications.

We have revised the disclosure in the Revised Draft Registration Statement on pages 1, 2, 47, 58, and 61 in response to the Staff’s comments.

7.	We note your disclosure on page 2 that the PFAI Model S hydroponic growing systems and its operating parameters were designed by you and developed by a third party commissioned by you, and that you own the molds made by such third party and have engaged an OEM manufacturer to produce the equipment using the molds. Please revise to clearly identify the party designing, developing, and manufacturing each of your products and services, including the Model M, Model A and Model R, and FaaS Lite, Plus, Pro, and Enterprise. Please also further discuss the role of distributors in the sale of your products, and clearly explain which of your products and services are offered directly to consumers and which of your products and services are offered only through distributors. Consider presenting this information in tabular format.

We have revised the disclosure in the Revised Draft Registration Statement on page 64 in response to the Staff’s comments.

8.	We note your disclosure on page 4 that your “expansion strategy initially entails a carefully phased expansion into various Canadian provinces. This approach is designed to solidify [y]our domestic market presence before increasing [y]our presence in the international arena. After the initial success in the domestic market, [y]ou started to sell [y]our products to a distributor in New Zealand and plan to expand to Australia.” Please revise to discuss the timeframe for this expansion across Canada and into Australia and describe the relevant phases in detail, including the intended timing for completion of each phase.

We have revised the disclosure in the Revised Draft Registration Statement on pages 4 and 60 in response to the Staff’s comments. We respectfully advise the Staff that the Company does not have a specific intended timing for the completion of each phase.

Implications of Being a Foreign Private Issuer, page 9

9.	Please revise your prospectus summary to clearly state whether you intend to rely on certain home country practices in relation to corporate governance matters.

We have revised the disclosure in the Revised Draft Registration Statement on pages 9, 33 and 34 in response to the Staff’s comments.

The Offering

Lock-up, page 12

10.	Please revise to briefly describe the “certain exceptions” to your lock-up agreements.

We have revised the disclosure in the Revised Draft Registration Statement on page 12 in response to the Staff’s comments.

Risk Factors, page 13

11.	We note your disclosure on page 45 that in fiscal 2023, your three distributors accounted for approximately 53%, 16% and 12% of your total revenue and that your principal supplier accounted for 84% of your total purchases of materials and outsourcing production costs. We also note that in fiscal 2022, one customer accounted for 89% of your total revenue. Please revise to disclose whether any of your customers accounted for more than 50% of your revenue in fiscal 2023 and whether you expect this customer concentration to continue going forward. Please also amend your risk factor disclosure to include a risk factor describing the risks to investors stemming from your supplier and customer concentration. In this regard, your risk factor on page 13 describes the risks related to your reliance on three distributors but does not discuss risks related to supplier or customer concentration.

We have revised the disclosure in the Revised Draft Registration Statement on pages 13 and 48 in response to the Staff’s comments.

12.	We note your disclosure on page 74 that you will enter into indemnification agreements with your directors and executive officers that provide such persons with additional indemnification beyond that provided in your post-offering memorandum and articles of association. Please amend your disclosure to include a risk factor describing the limitations on director and officer liability and indemnification, and related risks to investors.

We have revised the disclosure in the Revised Draft Registration Statement on pages 25 and 82 in response to the Staff’s comments.

Technological failures and rapid advancements pose risks to our company., page 14

13.	Please revise this risk factor to discuss the risks to investors stemming from your outsourcing of the development of your big data structures and machine learning training models to third parties.

We have revised the disclosure in the Revised Draft Registration Statement on page 14 in response to the Staff’s comments.

Increases in costs, disruption of supply or shortage of materials, in particular for our products and consumables, could harm our business., page 21

14.	Please revise to disclose the sources and availability of your raw materials. Refer to Item 4.B.4. of Form 20-F.

We have revised the disclosure in the Revised Draft Registration Statement on page 20 in response to the Staff’s comments.

It may be difficult to enforce civil liabilities under U.S. securities laws in Canada and the Cayman Islands., page 22

15.	We note your disclosure that certain of your directors and executive officers reside or are based principally in Canada and the majority of your assets and all or a substantial portion of the assets of these persons is located outside the United States. Please revise to disclose the residence of each of your executive officers and directors.

We have revised the disclosure in the Revised Draft Registration Statement on pages 23, 71 and 72 in response to the Staff’s comments. Below is a list of their names and residence.

Name	Role	Residence
Li Xia Du	Director and Chairman of the Board	Canada
Jiulong You	Chief Executive Officer and Interim Chief Financial Officer	Canada
Cuihang Yu	Chief Operating Officer	Canada
Xuesong Pang	Chief Data Officer	Canada
Yinglu Qi	Independent Director	China
Lin Chen	Independent Director	China
Yunhao Chen	Independent Director Nominee	USA

Risks related to Regulations and Litigation

Any inability to obtain requisite approvals, licenses, or permits..., page 27

16.	We note your disclosure that “[d]ue to uncertainties in the regulatory environment of the industries and/or jurisdictions in which we operate, there can be no assurance that we have obtained or applied for all the approvals, permits and licenses required for conducting our business in Canada or elsewhere, or would be able to maintain our existing approvals, permits and licenses or obtain any new approvals, permits and licenses if required by any future laws or regulations.” Please revise your disclosure to clarify whether you believe that you currently hold the requisite approvals, licenses, or permits to operate in accordance with relevant government regulations.

We have revised the disclosure in the Revised Draft Registration Statement on page 28 in response to the Staff’s comments.

Our dual-class voting structure will limit your ability to influence corporate matters requiring shareholder approval..., page 28

17.	We note your disclosure that “[a]s a result of the dual-class share structure and the concentration of ownership, holders of Class B Common Shares will have considerable influence over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including [y]our memorandum and articles of association, and significant corporate transactions.” We also note your disclosure that “[t]his concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Common Shares may view as beneficial.” Please advise whether holders of your Class B common shares can approve corporate matters without requiring the favorable vote of any Class A common shares. If so, please revise this risk factor, and your disclosures throughout the registration statement, to clarify that holders of Class B common shares will have control over corporate matters requiring shareholder approval.

We have revised the disclosure in the Revised Draft Registration Statement on the Prospectus Cover and on page 29 in response to the Staff’s comments to indicate that the holders of Class B common shares can approve corporate matters at any general meeting without requiring the favorable vote of any Class A common and that as a result, the holders of Class B common shares will have control over corporate matters requiring shareholder approval.

Use of Proceeds, page 37

18.	We note your disclosure that portions of the proceeds will be used for several uses, including to expand the functionality and capabilities of your hydroponic growing systems; for development and expansion of your business, including international expansion; and for general corporate purposes, including working capital, operating expenses and capital expenditures. Please revise to provide additional detail for each stated use, including which products you intend to expand and the relevant functionalities and capabilities, where you intend to expand your international activities and how, and the specifics of any planned capital expenditures. If the anticipated proceeds will not be sufficient to fund all of your proposed purposes, please provide the amount and sources of other funds needed. Refer to Item 3.C. of Form 20-F.

We have revised the disclosure in the Revised Draft Registration Statement on page 39 in response to the Staff’s comments. We respectfully advise the Staff that we don’t have any planned capital expenditures.

Corporate History, page 44

19.	We note your disclosure that on July 29, 2024, Ms. Du transferred all 2,999,000 issued and outstanding Class B Preferred Shares in PFAI to PFAI in exchange for 2,999,000 Class E Preferred Shares of PFAI. Please clarify whether the Class E preferred shares are convertible into Class A or Class B common shares.

We have revised the disclosure in the Revised Draft Registration Statement on page 46 in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

20.	Please revise to provide a description of your research and development policies, and if applicable, any material recent trends in production, sales and inventory, costs and selling prices. Refer to Items 5.C. and 5.D. of Form 20-F. In your discussion of your research and development policies, please clarify how you collect or intend to collect data from your products and services. In this regard, we note your disclosure on page 53 that you believe that the large amount of data you collect “will support [y]our research and development and enable [you] to serve larger-scale plant factory projects in the future,” and that “[c]ommunity garden consumers produce a large quantity of data which enables [you] to test the accuracy of data models [you] created based on data collected by [you] and helps [you] provide better and more precise recommendations to [y]our customers.” Clarify whether you have access to this data through your mobile app or through other avenues.

We respectfully advise the Staff that, with respect to Item 5.C., we have provided additional disclosure in the Revised Draft Registration Statement on page 55 as to our research and development strategy, including our product of proprietary software. We have not incurred significant research and development expenses in the financial periods presented in this registration statement. We respectfully advise the Staff that we have access to the data through our mobile application.

We respectfully advise the Staff that, with respect to Item 5.D., there is no material recent trend in production, sales and inventory, costs and selling prices.

21.	Given that you exited the ginseng business in 2023, please provide us with your analysis of the guidance concerning discontinued operations as outlined in ASC 205-20.

We respectfully advise the Staff that the disposition of our ginseng business did not meet the strategic shift test in accordance with ASC 205-20. Please refer to specific guidance below:

A component that has been disposed of or is held-for-sale is reported in discontinued operations if its disposition: ASC 205-20-45-1B

●	represents a strategic shift (see section 5.3); and

●	has (or will have) a major effect on the entity’s operations and financial results

Our ginseng business’s revenues were immaterial in both 2023 and 2022 as they were only $0.26 million and $0.17 million respectively. Ginseng business was not the formal future long-term business contemplating by the Company. Instead, it was a transitional business conducted before the Company finalize its long-term business strategy and direction. Revenues from ginseng business were immaterial compared to the $1.8 million we generated from smart-farming business in 2023, the first year we started smart-farming business.

On the entire income statement level, the net profits generated from ginseng business, excluding were only $0.22 million for fiscal 2023 and $0.02 million for fiscal 2022, which were again immaterial compared to the total net income before tax of $1.13 million for fiscal 2023 and net loss of $0.21 million for fiscal 2022 respectively. Therefore, we concluded that the disposition of the ginseng business has not had and will not have a major effect on our operations and financial results. As such, it does not meet the strategic shift test as outlined in ASC 205-20-45-1B above. There is no need to report it as a discontinued operations on our consolidated financial statements accordingly.

22.	Please expand your disclosure to explain the material increases in your non-current assets. Disclose how these assets were acquired and how you determined the carrying value of these assets when acquired. Disclose whether any related parties were involved in these transactions.

We have revised the disclosure in the Revised Draft Registration Statement on page 47 in response to the Staff’s comments.

Results of Operations for the Year Ended December 31, 2023 and 2022

Revenue, page 46

23.	Please quantify revenue from smart farming packages sold to distributors and smart farming systems sold to individuals. Discuss and analyze differences in gross profit generated by these two streams, as well as any trends or uncertainties expected to impact future operations.

We have provided additional disclosure in the Revised Draft Registration Statement on page 51 to discuss the revenue from smart farming packages sold to distributors and smart farming systems sold to individuals. With respects to trends and uncertainties, since the smart-farming business is a new business for us, the Company does not have reasonable and reliable information to predict future trends. The Company has disclosed all the risk factors related to its smart farming business, in the “Risk Factors” and “Management’s Discussion and Analysis” sections.

24.	We note your disclosure that your revenues increased for the relevant period “due to the launch of [y]our new smart farming business in 2023.” Please revise your disclosure to clarify how you generated revenue from this “launch,” including whether and to what extent the increase in revenue was attributable to sales of certain of your products or services.

We have provided additional disclosure in the Revised Draft Registration Statement on page 51 in response to the Staff’s comments.

Liquidity and Capital Resources, page 48

25.	We note your disclosure that “[f]or the year ended December 31, 2023, [you] had cash provided from financing activities of US$39 thousand, which was attributable to funds borrowed from related parties” and that “[f]or the year ended December 31, 2022, [you] had cash provided by financing activities of US$94 thousand, which was primarily attributable to funds borrowed from related parties.” Please revise to discuss the material terms of the relevant transactions pursuant to which you borrowed from these parties including the dates of the transactions, the identity of the parties, and interest rates.

We have revised the disclosure in the Revised Draft Registration Statement on page 54 in response to the Staff’s comments. Please also note that Note 14 of the consolidated financial statement already contains such information regarding the dates of the transactions, the identity of the parties, and interest rates.

Operating Activities, page 48

26.	Please provide a discussion of your accounts receivable balance as of December 31, 2023, which is over 90% of 2023 sales. Quantify the accounts receivable balance from distributors and the balance from individuals.

We have revised the disclosure in the Revised Draft Registration Statement on page 54 in response to the Staff’s comments.

27.	Please provide a discussion of accounts payable as of December 31, 2023, which appears to exceed all of your expenses reported for 2023, as well as the purchase of property, plant and equipment. Discuss the accounting of material non-cash transactions.

We have revised the disclosure in the Revised Draft Registration Statement on page 54 in response to the Staff’s comments. We respectfully advise the Staff that there were no non-monetary transactions. We have also provided a breakdown below for the Staff’s information:

Accounts payable as at December 31, 2023
	USD’000	Percentage
Purchase of property, plant and equipment	1,092	45%
Purchase of Intangible assets	425	18%
Purchase of smart-farming consumables	652	27%
Commission payable	216	9%
General expenses	11	1%
Total	2,396

Critical Accounting Policies, page 50

28.	Please disclose the estimated useful lives for furniture and equipment and office equipment. Refer to ASC 360-10-50(d).

We have revised the disclosure in the Revised Draft Registration Statement on page 56 in response to the Staff’s comments.

Business

Our Business, page 51

29.	We note your disclosure listing the benefits of vertical and hydroponic farming systems, including: high yields, no use of pesticides, and water conservation. Please revise to briefly discuss each of the listed benefits disclosed on page 51 and provide support for your statements regarding these benefits.

We have revised the disclosure in the Revised Draft Registration Statement on page 58 in response to the Staff’s comments.

Industry Overview, page 51

30.	Please address the following issues related to your disclosures about the smart farming industry:

●	You disclose that “[t]raditional greenhouses control the environmental parameters through manual intervention or a proportional control mechanism, which often results in production loss, energy loss, and increased labor costs.” Please provide support for this statement or characterize the same as management’s opinion or belief. In addition, to provide context for your statements about production, energy, and labor, please quantify the costs of smart farming compared to traditional greenhouses in each of these categories.

●	We note your disclosure that “[s]mart farming and IoT-driven agriculture are paving the way for what some have called a ‘Third Green Revolution’,” “[i]n the future, this smart farming revolution is expected to reduce the use of pesticide and fertilizers while improving overall efficiency,” and “IoT technologies will enable better food traceability, which in turn are expected to lead to increased food safety.” Please provide support for these statements.

We have revised the disclosure in the Revised Draft Registration Statement on page 59 in response to the Staff’s comments.

Our Strengths, page 52

31.	We note your disclosure that you rely on the specific expertise of “multiple third parties” instead of keeping in-house experts, which allows you to maintain reasonable costs. Please describe your agreements, if any, with these third-party experts, and discuss the cost structure of your arrangements with these third parties in greater detail.

We respectfully advise the Staff that we do not have formal agreements with third-party agricultural experts. Instead, we leverage opportunities by participating in various industry exhibitions and visiting academic agricultural scholars and experts from universities. In collaboration with these experts, we conduct experimental projects in our company, such as experiments involving nutrient solutions and probiotics for crop growth.

As a start-up company, this approach allows us to gain agricultural expertise at a minimal cost, primarily covering travel expenses, rather than entering into formal agreements or incurring the cost of maintaining in-house experts. This strategy enables us to acquire valuable knowledge and insights while keeping operational expenses low.

Our Products, page 53

32.	We note that you have entered into a commission agreement with Banjia, pursuant to which Banjia designs and makes molds based on your requirements, and as your proxy, obtained a Chinese design patent for the PFAI Model S, which is valid for 10 years. Please file the commission agreement as an exhibit to this registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K. In addition, please disclose any risks related to you holding the patent through a proxy. Finally, please advise whether any other material assets or operations are located in China, Hong Kong, or Macau.

We respectfully advise the Staff that we have filed the commission agreement with Banjia as Exhibit 10.5 to this registration statement. We have no material assets or operations located in China, Hong Kong, or Macau. We have revised the disclosure in the Revised Draft Registration Statement on page 22 in response to the Staff’s comments.

33.	Please revise your statements that you “began offering FaaS Plus for free to customers who purchased the Model M in October 2023” and “are currently offering FaaS Plus for free to customers who purchased the Model M” to clarify whether FaaS Plus is only being provided for free to customers who purchased the Model M through distributors, as stated on page 54 and elsewhere.

We have revised the disclosure in the Revised Draft Registration Statement on pages 3 and 63 in response to the Staff’s comments.

34.	We note your disclosure on page 56 that “[t]he FaaS Pro and FaaS Enterprise service subscription packages are suitable for community hydroponic growing systems and are designed for PFAI Model A and PFAI Model R, respectively.” Please revise to further discuss these packages, including whether they include agricultural seeds, grow sponges and nutrient solutions, such as the FaaS Light and Plus packages, and on-site cleaning and technical assistance. Please also revise your disclosure to clarify whether customers who do not purchase your subscription packages can still benefit from your user application and analytics.

We have revised the disclosure in the Revised Draft Registration Statement on pages 3 and 63 in response to the Staff’s comments.

Regulatory Environment, page 58

35.	Please revise this section to discuss whether you are in compliance with the various regulatory and legal requirements in connection the operation of your business both in Canada and as a Cayman company. We also note your disclosure that in Canada, ISED regulates radio devices and other electronic products that have sensors, and that sensors and transmitters used in products may require certification and registration and proper labels. Please clarify whether the company producing the sensors and transmitters or the company whose product incorporates any such sensors and transmitters is responsible for certification and registration.

We have revised the disclosure in the Revised Draft Registration Statement on page 66 in response to the Staff’s comments.

Competition, page 60

36.	We note your disclosure that you are “not aware of any large companies that engage in similar businesses like [y]ours.” We also note your disclosure that “[t]he entry of more companies into the smart farming market would intensify competition.” Please revise to briefly discuss companies that currently operate in the smart farming or gardening market, regardless of size, that offer hydroponic systems to customers and explain how you compare to these competitors. Please also disclose any barriers to entry into the smart farming market that would impact the ability of additional companies to enter into the market.

We have revised the disclosure in the Revised Draft Registration Statement on page 68 in response to the Staff’s comments.

Intellectual Property, page 61

37.	We note your disclosure that on April 19, 2024, you filed for a design patent application for the Model S system in Canada and that on May 25, 2023, you filed an application for the trademark registration of PFAI in Canada. Please revise to note whether these applications have been approved. Please also disclose when the Banjia patent in China was obtained.

We have revised the disclosure in the Revised Draft Registration Statement on page 69 in response to the Staff’s comments.

Management

Compensation of Directors, page 68

38.	Please revise to also disclose compensation paid and/or benefits in kind granted for the last full financial year to your non-independent directors and executive officers. Refer to Item 6.B. of Form 20-F.

We have revised the disclosure in the Revised Draft Registration Statement on page 75 in response to the Staff’s comments.

Principal Shareholders, page 69

39.	Please revise the principal shareholders table to include the independent director nominee, Dr. Yunhao Chen. Please also revise the table to include the address of each of the shareholders included in the table.

We have revised the disclosure in the Revised Draft Registration Statement on page 77 in response to the Staff’s comments.

Related Party Transactions, page 70

40.	Please file the leasing agreements with Steel Magnolia for 1155-950 Seaborne Avenue and 600 837 W Hastings St. Please also file any agreements entered into with Ms. Du in connection with the working capital advance, and with Mr. Zhao in connection with his consultant services to the company. Refer to Item 601(b)(10) of Regulation S-K.

We respectfully advise the Staff that we have filed the leasing agreements for 1155-950 Seaborne Avenue and 600 837 W Hastings St., as well as the consultant services agreement with Mr. Zhao, as Exhibits 10.2, Exhibit 10.7 and Exhibit 10.3, respectively, to this registration statement. However, we respectfully advise the Staff that the working capital advance was not the subject of any agreement.

Consolidated Financial Statements

Revenue Recognition, page F-11

41.	On page 3, you state that you analyze data and notify distributors of abnormal data so that the distributors may guide users to adjust the planting environment and conditions. Please explain how your revenue recognition policies address this service and your basis for considering your performance obligations to be fulfilled upon delivery of the package.

We respectfully advise the Staff that the analysis of data and notification to customers are not specifically included as a distinct performance obligation in the sales agreements with the distributors or the end customers. It is only treated as a value-added customer service for the current stage as the Company has not built up the database with enough data to support the assessment and therefore the Company has not made a commitment to provide such service.

The Company’s responsibility is to deliver the smart farming system and the materials required for the first six-month period of farming services as a package to the distributor. After the package is delivered to the distributors, the Company’s performance obligation is considered fulfilled. Revenue for this integrated performance obligation is recognized at the point in time when the control of the smart farming package is transferred to the distributors. When the distributors sell our products to the end customers, the end customers will install our PFAI SMART FARMING mobile application (the “Smart Farming App”) on their mobile devices such as mobile phones. Once the Smart Farming App is installed, the end customers will be able to see the data related to their smart-farming system automatically as the Smart Farming App is connected to our server. All these activities, including data, are transferred between computing devices (server and customer mobile devices) and there is nearly no human involvement in the process. The human labor work to be done and the costs to be incurred by the Company for the provision of this data notification service to the end customers are minimal. Our revenue from distributors primarily relate to the smart-farming system and the materials we sold to the distributors. The value to the data analysis and notification at this stage is considered immaterial due to the limited amount of work required from and costs incurred by us.

Considering all the factors above, the Company believes that this service is irrelevant with the revenue recognition.

42.	With regard to smart farming systems sold to individuals, you state, “The transaction price is clearly stated in the agreement for each of the two performance obligations.” Please clarify whether the transaction prices stated in the agreement are also the standalone selling prices and whether you allocate the overall transaction price to each performance obligation on a relative standalone selling price basis in accordance with paragraphs 606-10-32-31 through 32-35.

We respectfully advise the Staff the transaction prices are also the standalone selling prices stated in the agreement. Our existing accounting policy has already stated so in the financial statements. We confirmed that we allocate the overall transaction price to each performance obligation on a relative standalone selling price. Since each performance obligation has its own standalone selling price, the total overall consideration equals to the total of the standalone selling prices of the two performance obligations, and we recognized revenue for the two performance obligations based on its respective standalone selling price, allocating or not will not create difference in the revenues we recognized for the two different revenue streams. We have added more disclosure in the Revised Draft Registration Statement on page F-12 to make it clearer.

43.	Please expand your disclosure to clearly explain how you determined that your reported revenue balance complies with GAAP. Absent a disclosure to the contrary, it appears that there may be an error in the timing of your revenue recognition given that 91% of your 2023 revenue had not been collected by year-end. In your disclosure, identify the specific products, services, and performance obligations included in your sales transactions and the factors you considered in accounting for each component. Describe your sales returns and warranty policies and how you derive the corresponding accounting estimates. Discuss your standard accounts receivable repayment terms and whether they apply equally to all of your major customers. Specifically state whether your practice has been to generally allow your distributors to delay paying you what they owe until after they have sold the products to the end customer. Quantify the amounts of any sales recognized with related parties. Please note that we may have further comment.

We respectfully advise the Staff we have expanded more disclosure in the Revised Draft Registration Statement on page F-11 to clearly explain how our reported revenue from distributors is in compliance with GAAP.

Our revenue from individuals was immaterial and all the sales to individuals have been completed with considerations all being collected before December 31, 2023. Revenue related to ginseng business is a discontinued operation and they all have been completed and collected before December 31, 2023. Therefore, no additional disclosure is considered necessary.

Note 11 - PFAI Preferred Shares, page F-19

44.	Please tell us how you intend to account for the 2024 preferred stock transaction. It appears that since the majority stockholder may have effective control over the events triggering redemption, the analogous guidance in ASC480-10-S99.7 could be relevant. Your accounting analysis should also be provided in your footnote disclosures.

We respectfully advise the Staff that we have considered guidance in ASC480-10-S99.7 and do not believe the guidance applies. The reporting company currently has four members on its board of directors. The majority stockholder, Li Xia Du, is one of the members and the remaining three members are all independent directors. In addition, there is no existence of other rights allowing Ms. Du to control a majority of the voting rights of the board of directors. The other directors are all independent directors. There is no arrangement between Ms. Du and the other directors requiring the independent directors to act in concert with Mr. Du. Since the reporting company still controls a majority of the votes of the boards of the directors, ASC480-10-S99.7 does not apply. We have added our analysis to our footnote in the Revised Draft Registration Statement on page F-20.

General

45.	We note your disclosure that you do not develop or manufacture your products but instead contract third parties and OEMs to produce molds and the equipment using the molds. We also note that you rely on third party distributors to sell certain of your products, having entered into agreements with two distributors in Canada and one in New Zealand. Please revise your disclosure in your business section to provide a summary of each material contract, including with any customer, manufacturer, supplier, distributor, and/or commercial counterparty, other than contracts entered into in the ordinary course of business, to which you or any of your subsidiaries is a party, for the two years immediately preceding this registration statement, including dates, parties, general nature of the contracts, material terms and conditions, and amount of any consideration passing to or from you or any of your subsidiaries. Refer to Item 10.C. of Form 20-F. Please also file any such material contracts as exhibits to this registration statement or provide us your analysis as to why you believe such contracts do not need to be filed. Refer to Item 601(b)(10) of Regulation S-K.

We have revised the disclosure in the Revised Draft Registration Statement on pages 60 and 61 in response to the Staff’s comments. We respectfully advise the Staff that we have filed such contracts as Exhibits 10.4 and 10.6 to this registration statement.

46.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

We respectfully advise the Staff that no written communication, as defined in Rule 405 under the Securities Act, has been presented to or expect to be presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not we retained, or intend to retain, copies of those communications.

Staff’s Additional Comments by Phone Dated September 23, 2024

47.	Secondary offering: please add an estimated time when the company intends it to take place.

We respectfully advise the Staff that the Company is currently unable to provide an estimated timeline for conducting the secondary offering. The timing will depend on various factors, including the timeframe of this offering and the Company’s cash flow circumstances.

48.	P29 risk factors: the internal control weakness is read as “current weakness identified” but some wording seems to indicate “weakness that might be identified in the future.” Please clarify.

We have revised the disclosure in the Revised Draft Registration Statement on page 30 in response to the Staff’s comments.

49.	P59 Cayman law discussions: they are read like disclaimers which normally appear in subscription agreements but not read like discussions intended for prospectus.

We have revised the disclosure in the Revised Draft Registration Statement on pages 66, 67 and 68 in response to the Staff’s comments.

50.	Competitors: please list direct competitors and a matrix showing where Pinnacle fits in. If no direct competitors exist or can be identified, please identify competitors in a broader market and qualify it to say something like, “we don’t think they are direct competitors because _____.” Cross-reference in different sections can be used if necessary.

We have revised the disclosure in the Revised Draft Registration Statement on page 68 in response to the Staff’s comments.

51.	Bio for Jiulong You: please make it clear if he has an accounting degree.

We have revised the disclosure in the Revised Draft Registration Statement on page 71 in response to the Staff’s comments.

If you have any questions regarding this submission, please contact Pang Zhang-Whitaker by telephone at 212-238-8844, or via e-mail at zhang@clm.com, Steven J. Glusband at 212-238-8605, or via e-mail at glusband@clm.com, Guy Ben-Ami at 212-238-8658, or via e-mail at benami@clm.com.

Thank you again for your time and attention.

Sincerely,

/s/ Pang Zhang-Whitaker

cc:	Mr. Jiulong You, Chief Executive Officer,
Pinnacle Food Group Limited